SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Oscar Thompson
CEO and Head of Investor Relations
oscar@telepart.com.br
Phone: +55 31 9933-3077

Renata Pantoja
Investor Relations Manager
rpantoja@telepart.com.br
Phone: +55 31 9933-3535

TELEMIG CELULAR PARTICIPAÇÕES S.A.
REPORTS SECOND QUARTER 2007 RESULTS

- EBITDA of R$127.8 million or 40.1% of net service revenues in the 2Q07
- Net income of R$47.7 million in the quarter
- Market share in the Triângulo Mineiro region estimated at 19.1%
- Customer acquisition cost reached R$120 in the 2Q07, registering the lowest number since the 2Q04

Belo Horizonte, Brazil, August 02, 2007 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the wireless telecommunications service provider in the State of Minas Gerais, announced today its results for the second quarter of 2007. The Company recorded 49,420 new customers in the quarter, increasing its client base to 3,545,360. EBITDA totaled R$127.8 million in the 2Q07, representing 40.1% of net service revenues.

Operating Highlights:

Client base reached 3,545,360 in the quarter

The Company’s client base reached 3,545,360 in the second quarter of 2007, representing an increase of 141,380 clients when compared to the same quarter of the previous year. Net additions amounted to 49,420 in the quarter.

In the 2Q07, prepaid net additions amounted to 51,923, bringing the total prepaid base to 2,768,708, or 78% of the total base. The postpaid base decreased by 2,503 customers, ending the quarter with 776,652, or 22% of the total base.

www.telemigholding.com.br - 1/13

Churn rate

In the second quarter of the year, blended annualized churn rate increased by 10.6 percentage points, reaching 40.1% when compared to the 29.5% registered in the previous quarter, as a result of the increase in the prepaid churn rate. When compared to the same quarter of the previous year, blended annualized churn rate increased by 4.9 percentage points in the quarter, also due to the increase of the prepaid churn rate.

Annualized churn rate for the postpaid segment, which accounts for most of the revenues generated, remained almost in line with the 1Q07 reaching 21.9% . Despite the increasingly competitive environment, the Company was able to keep the postpaid churn rate steady. When compared to the second quarter of 2006, annualized prepaid churn rate decreased by 5.5 p.p. due to the establishment of stricter rules for acquiring new clients, focused on credit analysis.

Annualized prepaid churn rate increased by 13.7 p.p., from 31.6% in the 1Q07 to 45.3%, reflecting the resumption of normal churn levels following the exceptionally low figure registered in the 1Q07 caused by the clean-up of the customer base in the 4Q06. When compared to the 2Q06, prepaid churn rate increased by 7.5 p.p. as a consequence of the strategy adopted for client retention by the end of September and beginning of October 2006.

Operating revenues

Net service revenues totaled R$318.9 million in the quarter, R$19.1 million or 6.4% higher than the previous quarter, primarily resulting from the 3.7% increase in total traffic (5.4% in incoming and 2.1% in outgoing). The higher traffic is related to seasonal factors.

When compared to the 2Q06, net service revenues increased by R$76.0 million or 31.3%, mainly due to the R$63.8 million, or 79.5%, increase in interconnection revenues caused by the adoption of the full billing rule for interconnection charges. Excluding this impact, net service revenues would have reached R$255.6 million in the 2Q07, a R$12.7 million increase when compared to the same quarter of the previous year as a result of higher volume of outgoing revenues for both prepaid and postpaid segments.

Data revenues totaled R$20.1 million in the 2Q07, slightly higher than the R$19.8 million recorded in the 1Q07 and R$3.8 million lower than the R$23.9 million posted in the 2Q06. The decline reflects the revision of user packages and promotions offered by the Company and the positive 2Q06 impact of the World Cup promotions by TV Globo and the mobile operators, which increased significantly SMS volume.

www.telemigholding.com.br - 2/13

Net equipment revenues totaled R$22.5 million in the 2Q07, R$5.5 million higher than the R$17.0 million recorded in the 1Q07 due to the higher volume of gross additions in the quarter. When compared to the same quarter of the previous year, net equipment revenues decreased by R$2.7 million due to lower handset sales.

Handset subsidies for client acquisitions totaled R$8.8 million, or R$21.9 per gross addition in the quarter, versus R$7.0 million, or R$22.2 per gross addition registered in the 1Q07. The R$1.8 million increase is related to the Mothers’ Day and Valentine’s Day promotions in the 2Q07. When compared to the 2Q06, handset subsidies for client acquisitions fell by R$3.3 million as a result of lower handset sales.

As a result, total net revenues in the 2Q07 reached R$341.4 million, 7.8% up on the previous quarter, and R$73.3 million (or 27.3%) higher than the 2Q07.

Operating costs and expenses

Cost of services totaled R$101.6 million in the second quarter, 2.3% up when compared to the R$99.3 million registered in the previous quarter, primarily due to higher interconnection expenses. When compared to the 2Q06, cost of services increased by R$41.1 million, or 67.9%, mainly due to the higher interconnection costs caused by the adoption of the full billing rule.

Selling and marketing expenses totaled R$57.1 million in the 2Q07, 26.7% higher than the R$45.1 million recorded in the previous quarter, due to higher promotional and advertising expenses associated with the Company’s new plans and cards portfolio and the Mother’s Day and Valentine’s Day campaigns. Selling and marketing expenses decreased by R$5.7 million over the 2Q06 as a result of the rationalization of client retention costs and dealers’ commissioning, and improved inventory management (adjustment of inventories to market value).

Customer acquisition cost declined from R$124 in the 1Q07 to R$120, the lowest figure since the 2Q04, before the entry of a fourth player into the Company’s coverage area 4. When compared to the second quarter of 2006, client acquisition cost decreased by R$52 as a result of more rational acquisition campaigns with lower subsidies.

Retention costs reached R$50.5 million in the quarter, higher than the R$45.7 million registered in the 1Q07 due to higher retention and relationship discounts and subsidies. When compared to the 2Q06, retention costs increased by 17.5% due to stronger efforts to retain the best and most profitable customers in the base.

General and administrative expenses totaled R$19.2 million in the 2Q07, a 5.0% reduction when compared to the R$20.2 million recorded in the previous quarter. When compared to the 2Q06, G&A expenses decreased by R$1.8 million, mainly due to lower personnel expenses.

Other operating revenues reached R$2.3 million, reflecting the reversal of provisions related to the end of the interconnection agreement negotiations with Embratel.

Bad debt provisions totaled R$6.6 million in the 2Q07, 36.9% lower than the R$10.5 million registered in the previous quarter. This reduction is associated to (1) reversal of a provision in accounts receivable from Embratel which were considered bad debt, (2) improved collection agency performance, and (3) negotiations with corporate clients. When compared to the 2Q06,

www.telemigholding.com.br - 3/13

bad debt provisions were significantly reduced by 50.0%, due to the introduction of stricter rules governing the client acquisition process, focused on credit analysis and strong efforts to recover overdue billings as of April 2006. As a percentage of net service revenues, 2Q07 bad debt provisions reached 2.1%, versus 3.5% in the 1Q07 and 5.5% in the 2Q06. As a percentage of total net revenues, bad debt provisions reached 1.9% in the 2Q07.

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) totaled 197 in the 2Q07, 5.4% up on the 187 minutes posted in the previous quarter due to period seasonality. When compared to the 2Q06, postpaid MOU increased by 10.2% as a consequence of improved performance of the postpaid segment.

Postpaid ARPU reached R$80.3 in the quarter, R$3.5 higher than the R$76.8 registered in the 1Q07 as a result of higher traffic per user related to seasonal factors. When compared to the second quarter of 2006, postpaid ARPU increased by 27.0%, due to the adoption of the full billing rule. Excluding this impact, postpaid ARPU would have reached R$67.8, R$4.6 higher than the 2Q06, due to the improved performance of the postpaid segment.

Prepaid MOU totaled 34 in the 2Q07, in line with the previous quarter and 30.4% higher than the 2Q06 due to the Prá Falar Mais and Prá Falar Fácil campaigns and the incentives to use more phone credits.

Prepaid ARPU totaled R$14.7 in the 2Q07, above the R$13.2 recorded in the previous quarter. When compared to the second quarter of 2006, prepaid ARPU increased by 56.4%, due to the adoption of the full billing rule. Excluding this impact, prepaid ARPU would have reached R$9.9, practically in line with the R$9.4 registered in the 2Q06.

As a result, total blended MOU reached 70 minutes in the 2Q07, higher than the 69 and 64 minutes recorded in the 1Q07 and 2Q06, respectively. Blended ARPU totaled R$29.2 in the quarter, R$1.5 higher than the R$27.6 registered in the 1Q07 and R$6.6 up on the R$22.5 recorded in the 2Q06.

www.telemigholding.com.br - 4/13

Estimated market share of 30.4% in the quarter

Total market share was estimated at 30.4% in the second quarter, versus 31.1% in the 1Q07. Excluding the Triângulo Mineiro region, market share was estimated at 31.6%, compared to 32.4% in the previous quarter. For the Triângulo Mineiro region, market share was estimated at 19.1%, higher than the 18.1% estimated in the previous quarter.

Total gross sales share for the 2Q07 was estimated at 31.5%, higher than the 28.7% registered in the previous quarter. Excluding the Triângulo Mineiro region, gross sales share was estimated at 31.2% compared to 28.6% in the 1Q07. For the Triângulo Mineiro region, gross sales share was estimated at 32.1%, against 29.6% in the 1Q07.

EBITDA margin of 40.1% of net service revenues in the 2Q07

EBITDA and EBITDA margin (excluding handset revenues) totaled R$127.8 million and 40.1%, respectively, in the 2Q07, compared to R$121.2 million and 40.4% in the previous quarter. When compared to the 2Q06, EBITDA and EBITDA margin increased by R$35.7 million and 2.2 p.p., respectively. Excluding the impact of the full billing rule, EBITDA would have reached R$96.8 million in the 2Q07, representing 37.9% of net service revenues.

www.telemigholding.com.br - 5/13

Depreciation and amortization

Depreciation and amortization expenses amounted to R$50.1 million in the 2Q07, below the R$50.6 million registered in the 1Q07 and higher than the R$43.2 million recorded in the 2Q06, reflecting site activations and acceptance.

Net financial result of R$8.4 million

	R$ million
	1Q07	2Q07
Interest Expense (a)	(18.7)	(22.0)
Interest Income (b)	20.3	20.2
Foreign Exchange Gain (Loss) (c)	7.1	10.2

Net Financial Income (Expense)	8.7	8.4

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), taxes on gains with hedge operations and revenues from interest on own capital (if any); b) Interest income: includes results of cash investing activities, clients’ interest and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL INCOME INFORMATION

	R$ million
	1Q07	2Q07
Expense related to debt denominated in foreign currency	2.8	6.3
Gain (loss) on hedging operations	(11.8)	(14.7)

Financial expense (debt related)	(9.0)	(8.4)

Other net financial operating revenues (expenses)	2.0	1.2
Sub-total	(7.0)	(7.2)

Interest income – cash investing activities	15.7	15.6
Net Financial Income (Expense)	8.7	8.4

Net income of R$47.7 million in the quarter

Net income for the 2Q07 totaled R$47.7 million, or R$2.636 per ADS (R$0.132 per 1,000 shares), 12.1% higher than the 1Q07 and 158.0% up on the 2Q06.

Total debt of R$224.2 million

As of June 30, 2007, total debt amounted to R$224.2 million of which R$154.1 million related to long-term debt and R$70.1 million referring to accounts payable from hedging operations. Long-term debt (R$154.1 million) was entirely denominated in US Dollars and hedged.

Negative net debt of R$347.8 million

As of June 30, 2007, the Company’s total debt was offset by cash (cash equivalents and temporary cash investments) in the amount of R$572.0 million, resulting in a negative net debt of R$347.8 million.

www.telemigholding.com.br - 6/13

Investments totaled R$23.3 million in the quarter

During the second quarter of 2007, Telemig Celular’s capital expenditures reached R$23.3 million. The breakdown of such investments is as follows:

CAPEX BREAKDOWN

CAPEX (R$ million)	2Q06	3Q06	4Q06	1Q07	2Q07
Network	15.9	71.1	103.8	4.4	10.0
IS/IT	6.2	5.9	12.7	4.0	7.1
Others	2.9	3.9	14.0	3.1	6.2
T O T A L	25.0	80.9	130.5	11.5	23.3

Debt payment schedule

Year	R$ million	% denominated in US$
2009	154.1	100.0%

Free cash flow

Free cash flow in the quarter was positive by R$26.2 million, compared to a positive R$67.9 million registered in the 1Q07. This difference was mainly related to the amortization of payments to suppliers. The 2Q07 figure represented a substantial improvement over the negative free cash flow of R$1.9 million registered in the 2Q06, as a consequence of higher EBITDA and increased financial income.

Strong financial ratios

Ratios	2Q06	3Q06	4Q06	1Q07	2Q07
Net Debt/EBITDA (1)	(0.77)	(0.85)	(0.90)	(0.97)	(0.83)
Net Debt/Total Assets	(17%)	(17%)	(16%)	(19%)	(18%)
Interest Coverage Ratio (1)	15.1	14.7	17.5	13.4	21.3
Current Liquidity Ratio	2.5	2.6	1.5	2.4	3.2

(1) Last twelve months.

www.telemigholding.com.br - 7/13

Subsequent events

Share Grouping

Telemig Celular Participações’ Extraordinary Shareholders’ Meeting, held on July 12, 2007, approved a share grouping of its shares capital. Shares will be grouped in the proportion of 10,000 (ten thousand) existing shares to 01 (one) share of the respective type. Shareholders will have until August 13, 2007 to, at their own discretion, by means of purchase or sale, adjust their shareholding positions into multiple lots of 10,000 (ten thousand) shares per type via trading on the Bovespa or on the over-the-counter market. As of August 14, 2007 (inclusive), the Company’s shares will be grouped and traded with unit quotation. ADRs representing the Company’s preferred shares will have their current ratio changed and, henceforth, be equivalent to 2 (two) shares.

VU-M Adjustment

Telemig Celular S.A. implemented on July 20, 2007, a 1.971% adjustment in the Network Usage Fees of SMP Networks (VU-M), (1) for mobile-mobile local calls between the Company and the following operators: CTBC Celular, Tim, Claro and Oi and (2) for fixed-mobile local and long distance calls between the Company and the following operators: Telemar, Telefônica, Brasil Telecom and CTBC Telecom. The Network Usage Fees for Telemig increased from R$0.43483 to R$0.44340 (with no taxes) and from R$0.45130 to R$0.46019 (with taxes).

New Personal Mobile Service Regulation

On July 27, 2007, the Executive Board of the National Telecommunications Agency (ANATEL) approved amendments to the Personal Mobile Service Regulations. As of today’s date, the new regulations have yet to be published. However, according to ANATEL, the amendments will come into force six months after their publication in the Diário Oficial da União, except for in specific cases. The Company’s management will evaluate the impacts of these amendments on its operations.

*******************

For further information, please contact:

Telemig Celular Participações S.A.
Investor Relations Department
Oscar Thompson / Renata Pantoja / Carolina Anastasia
Phone: (31) 9933-3077 / 3535
E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telemigholding.com.br - 8/13

OPERATIONAL DATA

	2006			2007			Var. % (2Q07/1Q07)

	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	YTD

Licensed Pops (in millions)	19.5	19.5	19.5	19.5	19.5	19.5	0.0%

Clients	3,403,980	3,423,977	3,435,562	3,495,940	3,545,360	3,545,360	1.4%
Postpaid	817,116	804,911	798,180	779,155	776,652	776,652	-0.3%
Prepaid	2,586,864	2,619,066	2,637,382	2,716,785	2,768,708	2,768,708	1.9%

MOU Incoming
Postpaid	69	73	75	72	75	73	5.2%
Prepaid	20	21	22	21	22	22	4.9%
MOU Outgoing
Postpaid	110	117	122	116	122	119	5.6%
Prepaid	6	10	12	13	12	12	-8.5%

Total Outgoing Traffic (Million of Minutes)	318.6	362.3	385.8	372.9	380.6	753.5	2.1%
Total Incoming Traffic (Million of Minutes)	327.0	339.9	353.2	342.0	360.6	702.6	5.4%

Average Revenue per User - ARPU (R$)	22.5	26.6	29.0	27.6	29.2	28.1	5.6%
Postpaid	63.3	72.6	79.7	76.8	80.3	78.6	4.6%
Prepaid	9.4	12.3	13.5	13.2	14.7	13.9	11.2%

Service Revenues (R$ millions)
Monthly Fee	48,836	48,217	50,555	50,993	50,676	101,669	-0.6%
Outgoing Traffic	99,840	97,722	107,349	100,563	113,257	213,821	12.6%
Incoming Traffic	80,320	126,540	139,117	136,371	144,167	280,538	5.7%
Other	13,898	12,703	12,232	11,825	10,777	22,603	-8.9%

TOTAL	242,893	285,181	309,253	299,753	318,877	618,630	6.4%

Data Revenues (% of net serv. revenues)	9.8%	7.6%	7.1%	6.6%	6.3%	6.5%	-0.3 p.p.

Cost of Services (R$ millions)
Leased lines	16,662	18,100	14,177	14,021	13,870	27,891	-1.1%
Interconnection	9,386	52,528	56,113	49,362	52,585	101,947	6.5%
Rent and network maintenance	16,130	14,853	18,334	19,188	17,698	36,885	-7.8%
FISTEL and other taxes	13,292	13,776	13,783	15,538	15,091	30,629	-2.9%
Other	5,037	3,092	216	1,160	2,348	3,508	102.3%

TOTAL	60,507	102,349	102,624	99,269	101,592	200,861	2.3%

Churn - Annualized Rate	35.2%	36.8%	54.1%	29.5%	40.1%	34.8%	10.6 p.p.
Postpaid	27.4%	21.8%	24.2%	22.1%	21.9%	22.0%	- 0,2 p.p.
Prepaid	37.8%	41.5%	63.3%	31.6%	45.3%	38.5%	13.7p.p.

Cost of Acquisition (R$)	171	135	129	124	120	121	-3.2%
Retention Costs (% of net serv. revenues)	17.7%	15.5%	13.8%	15.2%	15.8%	15.5%	0,6 p.p.
CAPEX (R$ millions)	25.0	80.9	130.5	11.5	23.3	34.8	103.1%

Number of locations served	540	562	587	590	592	592	0.3%
Number of cell sites	1703	1741	1822	1818	1819	1819	0.1%
Number of switches	17	18	18	18	18	18	0.0%

Headcount	2,414	2,328	2,388	2,738	2,743	2,743	0.2%
Estimated Market Share
Total	35%	33%	32%	31%	30%	30%	-1.0 p.p
Minas Market - excluding Triângulo
Mineiro region	37%	34%	33%	32%	32%	32%	0 p.p
Triângulo Mineiro region	16%	16%	17%	18%	19%	19%	1.0 p.p

www.telemigholding.com.br - 9/13

INCOME STATEMENT (BR GAAP)

						(in R$ 000)

	2006			2007			Var. % (2Q07/1Q07)

	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	YTD

Service Revenues - GROSS	358,663	442,173	486,890	478,131	486,594	964,725	1.8%
Equipment Revenues - GROSS	30,038	25,229	36,430	20,290	26,544	46,834	30.8%

Total Revenues - GROSS	388,701	467,402	523,320	498,421	513,138	1,011,559	3.0%
Taxes	(120,582)	(160,931)	(182,738)	(181,680)	(171,742)	(353,422)	-5.5%

Service Revenues - NET	242,893	285,181	309,253	299,753	318,877	618,630	6.4%
Equipment Revenues - NET	25,226	21,290	31,329	16,988	22,519	39,507	32.6%

Total Revenues - NET	268,119	306,471	340,582	316,741	341,396	658,137	7.8%

Cost of Services	60,507	102,349	102,624	99,269	101,592	200,861	2.3%
Cost of Equipment	37,327	30,873	50,593	23,981	31,319	55,300	30.6%
Selling & Marketing Expenses	62,849	57,096	65,050	45,089	57,136	102,225	26.7%
Bad Debt Expense	13,243	7,044	9,383	10,504	6,626	17,130	-36.9%
General & Administrative Expenses	21,042	21,296	34,145	20,220	19,217	39,437	-5.0%
Other operating expenses (income)	(18,961)	(3,474)	82	(3,557)	(2,342)	(5,899)

EBITDA	92,112	91,287	78,705	121,235	127,848	249,083	5.5%
%	37.9%	32.0%	25.5%	40.4%	40.1%	40.3%	-0,3 p.p.

Depreciation & Amortization	43,216	41,229	47,689	50,633	50,082	100,715	-1.1%
Interest Expense (1)	20,273	11,987	16,180	18,685	22,048	40,733	18.0%
Interest Income	(25,145)	(20,411)	(22,125)	(20,298)	(20,217)	(40,515)	-0.4%
Foreign Exchange Loss (Gain)	(1,681)	938	(3,217)	(7,102)	(10,175)	(17,277)	43.3%
Others	3,339	3,957	4,232	3,735	3,239	6,974	-13.3%
Income Taxes	26,087	12,546	4,083	25,498	26,643	52,141	4.5%
Minority Interests	7,526	5,727	3,846	7,497	8,504	16,001	13.4%

Net Income	18,497	35,314	28,017	42,587	47,724	90,311	12.1%

Number of shares (thousand)	357,706,556	357,706,556	357,706,556	357,706,556	362,070,615	362,070,615	1.2%
Earnings per thousands shares (R$)	0.052	0.099	0.078	0.119	0.132	0.249	10.7%
Earnings per ADS (R$)	1.034	1.974	1.566	2.381	2.636	4.989	10.7%

(1) Interest paid: 2Q06 - R$1,986 thousand; 3Q06 - R$8,806 thousandl; 4Q06 - R$ 0; 1Q07 - R$8,576 thousand; and, 2Q07 - R$0.

www.telemigholding.com.br - 10/13

BALANCE SHEET (BR GAAP)

				(in R$ 000)

	2Q07	1Q07		2Q07	1Q07

Current Assets			Current Liabilities
Cash & cash equivalents	39,630	61,244	Loans & Financing	0	-
Tempory Cash Investments	532,353	529,284	Loan Interest	6,421	2,734
Accounts Receivable	192,348	236,018	Suppliers	174,016	225,888
Taxes Receivable	93,754	94,663	Taxes Payable	25,848	41,131
Other Assets	44,466	16,563	Dividends	12,067	48,138

	902,551	937,772	Other Current Liabilities	60,858	74,772

				279,211	392,663

Long-term Assets	346,640	337,564	Loans & Financing	154,096	164,032

Deferred Assets	8,018	8,623	Other Long-term Liabilities	124,520	113,116

Plant & Equipment			Minority Interest	175,692	167,189
Cost	2,164,748	2,143,483
Accumulated Depreciation	(1,478,165)	(1,429,659)	Shareholders' Equity	1,210,273	1,160,783

	686,583	713,824

	1,943,792	1,997,783		1,943,792	1,997,783

CASH FLOW (BR GAAP)

	2Q07	YTD

Operating Activities
Net income	47,724	90,311
Adjustments to reconcile net income to net cash from
operating activities	-	-
Depreciation and amortization	50,082	100,715
Foreign exchange gains and indexation (principal)	(12,776)	(21,416)
Unrealized losses on cross-currency interest swaps	14,679	26,542
Deferred income taxes	1,875	(449)
Minority interest	8,504	16,001
Unrealized gains on temporary cash investments	(13,584)	(28,826)
Other	786	1,224
Changes in operating assets and liabilities	(62,477)	(97,412)

Cash provided by operating activities	34,813	86,690

	-	-
Investing activities:	-	-
Cash proceeds from disposals of property and equipment	52	68
Additions to property and equipment	(23,303)	(34,779)
Additions to deferred assets	-	(473)

Cash used in investing activities	(23,251)	(35,184)

	-	-
Financing activities	-	-
Dividends and interest on capital paid	(33,176)	(33,244)

Cash used in financing activities	(33,176)	(33,244)

	-	-
Increase (decrease) in cash and cash equivalents	(21,614)	18,262
Cash and cash equivalents, beginning of the period	61,244	21,368

Cash and cash equivalents, end of the period	39,630	39,630

www.telemigholding.com.br - 11/13

GLOSSARY OF KEY INDICATORS

I) Average Subscribers

    a) Average subscribers – monthly

     Sum of subscribers at the beginning and the end of the month
2

    b) Average subscribers – quarterly and year to date

Sum of the average subscribers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

            a) Churn % quarterly

     Sum of deactivations / Sum of average monthly opening subscribers for the 3 months x 12
3

            b) Churn % - year to date

YTD deactivations / Sum of avg monthly opening subscribers since beginning of the year x 12
Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average subscribers for the period
Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average subscribers for the period

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

     Working Capital Variation = ( Current Assets – ( Cash & Cash Equivalents) –
( Current Liabilities – ( Short Term Loans and Financing - ( Loan Interest - ( Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

    EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt

* Does not include profit sharing.

www.telemigholding.com.br - 12/13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.